UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*



                             National-Oilwell, Inc.
               --------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    637071101
                              --------------------
                                 (CUSIP Number)

                                 April 4, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]     Rule 13d-1(b)
            [X]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 637071101                13G                        Page 2 of 11 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   William A. Monteleone, Jr.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
|      |
|      |   [ ]
|      |   [ ]
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   USA
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     3,928,827
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |        0
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     3,928,827
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |         0
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |           3,928,827
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                    [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           5.93%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       IN
--------------------------------------------------------------------------------

CUSIP NO. 637071101                13G                        Page 3 of 11 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   NOW, Inc.
|      |   72-1311927
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
|      |
|      |   [ ]
|      |   [ ]
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Louisiana
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     2,903,027
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |        0
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     2,903,027
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |         0
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |           2,903,027
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                    [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           4.38%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       CO
--------------------------------------------------------------------------------

CUSIP NO. 637071101                13G                        Page 4 of 11 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   New Hotel Monteleone, Inc.
|      |   72-0372833
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
|      |
|      |   [ ]
|      |   [ ]
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Louisiana
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     2,903,027
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |        0
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     2,903,027
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |         0
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |           2,903,027
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                    [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           4.38%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       CO
--------------------------------------------------------------------------------

CUSIP NO. 637071101                13G                        Page 5 of 11 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   BD&A-NOI Limited Partnership
|      |   76-0587767
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
|      |
|      |   [ ]
|      |   [ ]
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Texas
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |       888,185
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |        0
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |       888,185
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |         0
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |             888,185
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                    [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           1.34%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       PN
--------------------------------------------------------------------------------

CUSIP NO. 637071101                                           PAGE 6 OF 11 PAGES

ITEM 1.

    Item 1(a)    NAME OF ISSUER:                  National-Oilwell, Inc.

    Item 1(b)    ADDRESS OF ISSUER'S
                 PRINCIPAL EXECUTIVE OFFICES:     10000 Richmond Avenue, 4th Floor
                                                  Houston, Texas 77042-4200
ITEM 2.

    Item 2(a)    NAME OF PERSONS FILING:          William A. Monteleone, Jr.
                                                  New Hotel Monteleone, Inc.
                                                  NOW, inc.
                                                  BD&A-NOI Limited Partnership

    Item 2(b)    ADDRESS OF PRINCIPAL
                 BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE:                       214 Royal Street
                                                  New Orleans, Louisiana 70130
                                                   (for New Hotel Monteleone, Inc. and
                                                             NOW, Inc.)

                                                  3453 Meadowlake Lane
                                                  Houston, Texas 77027
                                                   (for BD&A-NOI Limited Partnership
                                                             and William A. Monteleone, Jr.)

    Item 2(c)    CITIZENSHIP:                     United States

    Item 2(d)    TITLE OF CLASS OF SECURITIES:    Common Stock, par value $.01 per share

    Item 2(e)    CUSIP NUMBER:                    637071101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                        (a)  [ ]    Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

                        (b)  [ ]    Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

CUSIP NO. 637071101                                           PAGE 7 OF 11 PAGES



                        (c)  [ ]    Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                        (d)  [ ]    Investment Company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    U.S.C. 80a-8).

                        (e)  [ ]    An investment adviser in accordance with
                                    SS.240.13d-1(b)(1)(ii)(E);

                        (f)  [ ]    An employee benefit plan or endowment fund
                                    in accordance with ss. 240.13d-1(b)(1)(ii)
                                    (F);

                        (g)  [ ]    A parent holding company or control person
                                    in accordance with ss. 240.13d-1(b)(ii)(G);

                        (h)  [ ]    A savings associations as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);

                        (i)  [ ]    A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                        (j)  [ ]    Group, in accordance with ss.240.13d-1(b)
                                    (1)(ii)(J) ;

CUSIP NO. 637071101                                           PAGE 8 OF 11 PAGES


ITEM 4.      OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                        (a)   Amount Beneficially Owned:

                              William A. Monteleone, Jr. beneficially owns
                        3,928,827 shares of Common Stock. This includes 136,815 shares owned by him directly and all of the shares listed below as beneficially owned by the other reporting persons. This total also includes 800 shares owned by Mr. Monteleone's minor child, as to which Mr. Monteleone disclaims beneficial ownership.

                              NOW, Inc. beneficially owns 2,903,027 shares of
                        Common Stock. NOW, Inc. is a wholly owned subsidiary of New Hotel Monteleone, Inc., which as a result is also deemed the beneficial owner of such 2,903,027 shares.

                              BD&A-NOI Limited Partnership beneficially owns
                        888,185 shares of Common Stock.

                        (b)   Percent of Class:

                              William A. Monteleone, Jr. beneficially owns 5.93%
                        of the Common Stock; NOW, Inc. and New Hotel Monteleone, Inc. beneficially own 4.38% of the Common Stock, and BD&A-NOI Limited Partnership beneficially owns 1.34% of the Common Stock, all based on 66,285,519 shares outstanding as indicated in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999. As indicated above, the shares listed as beneficially owned by Mr. Monteleone include all the shares listed as beneficially owned by the other reporting persons.

                              (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote: William A. Monteleone, Jr.:
                                             3,928,827 shares; NOW, Inc. and New
                                             Hotel Monteleone, Inc.: 2,903,027
                                             shares; BD&A-NOI Limited
                                             Partnership: 888,185 shares.

                                    (ii)     Shared power to vote or to direct
                                             the vote: 0

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of: William A.
                                             Monteleone, Jr.: 3,928,827 shares;
                                             NOW, Inc. and New Hotel Monteleone,
                                             Inc.: 2,903,027 shares; BD&A-NOI
                                             Limited Partnership: 888,185
                                             shares.

CUSIP NO. 637071101                                           PAGE 9 OF 11 PAGES


                                    (iv)     Shared power to dispose or to
                                             direct the disposition: 0

      INSTRUCTION. For computations regarding securities which represent a right to acquire underlying security SEE ss.240.13d-3(d)(1).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following . [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.
ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.
ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.
ITEM 10.   CERTIFICATION

      (a)   The following certification is included pursuant to ss.240.13d-1(c):

                  By signing below the undersigned certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 637071101                                          PAGE 10 OF 11 PAGES

                                    SIGNATURE

                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                     APRIL 14, 2000
                                            ------------------------------
                                                          Date

                                            NOW, Inc.

                                            By /s/ WILLIAM A. MONTELEONE, JR.


                                            NEW HOTEL MONTELEONE, INC.


                                            By /s/ WILLIAM A. MONTELEONE, JR.


                                            BD&A-NOI LIMITED PARTNERSHIP


                                            By MONTELEONE INTERESTS, LLC


                                            By /s/ WILLIAM A. MONTELEONE, JR.



                                            /s/ WILLIAM A. MONTELEONE, JR.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 637071101                                          PAGE 11 OF 11 PAGES

                                                                      Exhibit to
                                                                    Schedule 13G

                 This evidences the agreement of the undersigned, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that this statement is filed on behalf of each of them.

                                            NOW, Inc.

                                            By /s/ WILLIAM A. MONTELEONE, JR.


                                            NEW HOTEL MONTELEONE, INC.


                                            By /s/ WILLIAM A. MONTELEONE, JR.


                                            BD&A-NOI LIMITED PARTNERSHIP


                                            By MONTELEONE INTERESTS, LLC


                                            By /s/ WILLIAM A. MONTELEONE, JR.



                                            WILLIAM A. MONTELEONE, JR.